Mail Stop 3561

June 29, 2009

<u>Via Fax & U.S. Mail</u>

Bernard Stolar
Chief Executive Officer
GetFugu, Inc.
600 Townsend Street, Suite 129E
San Francisco, CA 94103

> **Re:** **GetFugu, Inc.**
> **Form 10-Q for the fiscal quarter ended March 31, 2009**
> **Filed May 20, 2009**
> **File No. 333-143845**

Dear Mr. Stolar:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter-ended March 31, 2009

Management's Discussion and Analysis, page 10
For the Quarters Ended March 31, 2009 and 2008, page 11
Results for Operations, page 11

1.   We note that you disclose selling, general and administrative expenses
        increased $308,767 due to an increase in expenses related to the
        commencement of operations. Please tell us and revise future filing to
        disclose the nature and type of the expenses included in selling, general and
        administrative expenses and why such costs would increase upon the
        commencement of operations. To the extent that period to period changes are
        attributed to more than one factor, you should quantify the amounts related to
        each significant factor to provide the reader with the proper context for
        understanding your business.

Note 2. Stockholders' Deficit, page 9

2.   Reference is made to the issuance of 15,937,499 shares of common stock for
        services during the quarter-ended March 31, 2009. It is unclear to us how you
        determined the fair market value of such shares of $.005 per share when you
        sold shares of the Company's common stock in private placement
        transactions during and subsequent to quarter-ended March 31, 2009 for $.50
        per share (105,000 shares of common stock for gross proceeds of $52,500 and
        950,000 shares of common stock for gross proceeds of $475,000). In this
        regard, please explain to us the reason(s) for the discrepancy in the valuation
        of the Company's common stock that were issued at or around the same
        period of time. Alternatively, you may revise your financial statements
        accordingly. We may have further comment upon receipt of your response.

Note 4. Subsequent Events, page 9

3.   We note that effective April 9, 2009, you entered into an Agreement for the
        Assignment of Patent Rights (the "Assignment Agreement") with MARA
        Group Ltd. Pursuant to the Assignment Agreement the Company acquired
        eight patent applications from MARA Group Ltd. in exchange for 25 million
        newly-issued shares of the Company's common stock. In this regard, please
        tell us and disclose in future filings how the 25 million shares of the
        Company's common stock issued in exchange for the patented applications
        will be valued and accounted for within your financial statements. Further,
        tell us whether the acquisition of the patented applications will be accounted
        for as a business combination or asset purchase, and the basis for which you

relied upon in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

Related Party Transactions

4.   According to the Form 8-K dated April 9, 2009, we note that Mr. Carl Freer is the CEO of Mara Group Ltd. We also note that you indicate in Item 12 of your Form 10-K for the fiscal year ended December 31, 2009, he owns approximately 35.7% of the Company's common stock. Please revise your disclosure in future filings to disclose the nature of this relationship in accordance with paragraph 2 of SFAS No. 57. Further, tell us whether Carl Freer has management control over the Company as defined paragraph 24b of SFAS No. 57. If so, please disclose the existence of this control relationship in accordance with paragraph 4 of SFAS No. 57.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our

Bernard Stolar
GetFugu, Inc.
June 29, 2009
Page 4

review of your filing or in response to our comments on your filing.

       You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Linda Cvrkel
       Branch Chief